November 20, 2007


Mail Stop 4561

Ms. Rocio Revollo
Chief Financial Officer
Vestin Realty Mortgage II, Inc.
6149 South Rainbow Boulevard
Las Vegas, NV  89118

Re:     Vestin Realty Mortgage II, Inc.
        Form 10-K for the year ended December 31, 2006
        Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2007
        File No. 000-51892


Dear Ms. Revollo:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


                                Sincerely,


                                Kristi Marrone
                                Staff Accountant